UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ADAMS GOLF, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

006228-10-0

(CUSIP Number)

William S. Reimus

Senior Vice President and General Counsel

Taylor Made Golf Company, Inc.

5545 Fermi Court

Carlsbad, CA 92008

(760) 918-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Jon W. Newby, Esq.

Sheppard Mullin Richter & Hampton LLP

1901 Avenue of the Stars

Suite 1600

Los Angeles, CA 90067

(310) 228-3737

March 18, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 006228-10-0

1	Name of Reporting Persons Taylor Made Golf Company, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,718,938 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,718,938 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 34.01% (2)

14	Type of Reporting Person CO

(1) Does not include options and other unvested rights to acquire an aggregate of 60,000 shares of common stock of Adams Golf, Inc. held by certain of the stockholders who have entered into the Voting Agreements with the reporting person as described in Item 3 below. Pursuant to the terms of each such Voting Agreement, in the event that any such options are exercised prior to the termination of such Voting Agreement, the underlying shares of such options or other rights to acquire common stock would be subject to such Voting Agreement and would be voted in favor of the approval of the Merger Agreement referred to in Item 3 below and in favor of the Merger and the other transactions contemplated by the Merger Agreement as described in Item 4 below.

(2) Based on 7,994,261 shares of Adams Golf common stock outstanding as of March 6, 2012, according to Adams Golf’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2012.

Pursuant to the Voting Agreements described in Item 3 below, Taylor Made Golf Company, Inc. may be deemed to have beneficial ownership of 2,718,938 shares of common stock, par value $0.001 per share, of Adams Golf, Inc.’s issued and outstanding shares as of March 18, 2012, as set forth in the Merger Agreement described in Item 3 below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Taylor Made Golf Company, Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D

Item 1.    Security and Issuer

This Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Adams Golf Common Stock”), of Adams Golf, Inc., a Delaware corporation (“Adams Golf”). The principal executive offices of Adams Golf are located at 2801 E. Plano Parkway, Plano, Texas 75074.

Item 2.           Identity and Background

(a) – (c) The name of the person filing this statement is Taylor Made Golf Company, Inc., a Delaware corporation (“TaylorMade”). The address of the principal office and principal business of TaylorMade is 5545 Fermi Court, Carlsbad, California 92008. The principal business of TaylorMade is designing, manufacturing and selling golf equipment, apparel, footwear and other golf-related products.

Set forth in Schedule I to this Statement is the name, residence or business address and present principal occupation or employment of each of TaylorMade’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d) During the past five years, neither TaylorMade nor, to the knowledge of TaylorMade, any of the directors or executive officers of TaylorMade named in Schedule I to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither TaylorMade nor, to the knowledge of TaylorMade, any of the directors or executive officers of TaylorMade named in Schedule I to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Unless otherwise indicated on Schedule I, all of the directors and executive officers of TaylorMade named in Schedule I to this Statement are citizens of the United States.

Item 3.           Source and Amount of Funds or Other Consideration

On March 18, 2012, TaylorMade entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Adams Golf and Apple Tree Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of TaylorMade (“Merger Sub”).  The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein (including, but not limited to, the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the adoption of the Merger Agreement by the stockholders of Adams Golf), Merger Sub will merge with and into Adams Golf (the “Merger”), with Adams Golf continuing as the surviving corporation and as a wholly owned subsidiary of TaylorMade (the “Surviving Corporation”). At the effective time of the Merger, and as a result of the Merger, each issued and outstanding share of Adams Golf Common Stock (including each share of restricted stock, each of which will fully vest, but excluding any shares of common stock owned by Adams Golf or its subsidiaries and by any stockholders who have properly exercised and not withdrawn appraisal rights under Delaware law) will be automatically cancelled and converted into the right to receive $10.80 in cash, without interest and net of any taxes required to be withheld, payable by TaylorMade or the Surviving Corporation.  See Adams Golf’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2012 for a description of the Merger Agreement.

As an inducement for TaylorMade to enter into the Merger Agreement, on March 18, 2012, contemporaneously with the execution of the Merger Agreement, John M. Gregory, Joseph R. Gregory, SJ Strategic Investments LLC, B.H. (Barney) Adams, Russell L. Fleischer, Mark R. Mulvoy, and Robert D. Rogers (the “Stockholders”), each entered into voting agreements with TaylorMade (the “Voting Agreements”), as described in Item 4 and Item 5 of this Statement. An aggregate of 2,718,938 shares of Adams Golf Common Stock are subject to the Voting Agreements. Pursuant to the Voting Agreements, if the Stockholders acquire beneficial or record ownership of any additional shares of Adams Golf, such shares will also be subject to the Voting Agreements. The Stockholders have options and other unvested rights to acquire an aggregate of 60,000 shares of Adams Golf Common Stock, which would be subject to the Voting Agreements upon exercise.

The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Agreements, copies or forms of which are filed as Exhibits 2.1, 99.1 and 99.2 to Adams Golf’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2012 and are incorporated herein by reference.

Item 4.    Purpose of Transaction

(a) – (b) The Merger Agreement provides for the acquisition by TaylorMade of all of the outstanding shares of Adams Golf Common Stock through a merger of Merger Sub with and into Adams Golf, as a result of which Adams Golf will become a wholly owned subsidiary of TaylorMade. The information contained in Item 3 is incorporated by reference herein.

Pursuant to the terms of the Voting Agreements, the Stockholders have granted irrevocable proxies (the “Irrevocable Proxies”) in favor of TaylorMade and William S. Reimus and irrevocably appointed TaylorMade and Mr. Reimus as the Stockholders’ attorney and proxy to vote all of the shares of Adams Golf Common Stock beneficially owned by the Stockholders or that will be owned by the Stockholders before the termination of the Voting Agreements (the “Voting Agreement Shares”) as follows: (1) in favor of the Merger and in favor of any transactions related to the Merger; and (2) against any alternative business combination transaction. The Voting Agreements will terminate upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger, (iii)  the date immediately following the date of the stockholders meeting to vote on the Merger Agreement, (iv) the date that TaylorMade notifies Adams Golf in writing that it is not willing or not able to proceed with the Merger on substantially the terms set forth in the Merger Agreement, and (v) the date upon which the parties to the Voting Agreements agree in writing to terminate the Voting Agreements.

The Voting Agreements executed by Messrs. John M. Gregory, Joseph G. Gregory and SJ Strategic Investments LLC (the “Gregory Voting Agreements”) also contain certain provisions that specify that such Stockholders do not have the right to vote certain shares of Adams Golf Common Stock held by Mr. Ronald E. Casati in connection with stockholder approval of the Merger, as more fully described in such Voting Agreements.

(c) Not applicable.

(d) Upon consummation of the Merger, the board of directors of the Merger Sub immediately prior to the effective time of the Merger will become the directors of the Surviving Corporation (as defined in the Merger Agreement), until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger, the officers of Adams Golf immediately prior to the effective time of the Merger will continue as the initial officers of the Surviving Corporation, until their respective successors are duly appointed. TaylorMade has appointed each of the directors of Merger Sub.

(e) The Merger Agreement prohibits Adams Golf from issuing securities, disposing of securities or changing its capitalization without prior written consent of TaylorMade, except under limited circumstances set forth therein. The Merger Agreement further prohibits Adams Golf from declaring, accruing, setting aside or paying any dividend or making any other distribution in respect of any share capital, or repurchasing, redeeming or otherwise reacquiring any share capital or other securities of Adams Golf without TaylorMade’s prior written consent except under limited circumstances set forth therein. Upon consummation of the Merger, Adams Golf will become a wholly owned subsidiary of TaylorMade, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(f) Upon consummation of the Merger, Adams Golf will become a wholly owned subsidiary of TaylorMade.

(g) The Merger Agreement contains provisions that limit the ability of Adams Golf to engage in a transaction that would entail a change of control of Adams Golf during the pendency of the Merger Agreement. Upon consummation of the Merger, the Certificate of Incorporation of Adams Golf will be amended and restated in its entirety to read in the form attached to the Merger Agreement as Exhibit A, which shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and applicable Law.  Upon consummation of the Merger, the Bylaws of Adams Golf will be amended and restated in their entirety to read in the form attached to the Merger Agreement as Exhibit B, which shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and applicable Law.

(h) Upon consummation of the Merger, Adams Golf Common Stock will cease to be quoted on any quotation system or exchange.

(i) Upon consummation of the Merger, Adams Golf Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than as described above, TaylorMade currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (i) of this Statement (although TaylorMade reserves the right to develop such plans).

Except as set forth in this Statement, neither TaylorMade, nor to the knowledge of TaylorMade, any of the directors or executive officers of TaylorMade listed on Schedule I hereto, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of this Statement.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Voting Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Agreements, copies or forms of which are filed as Exhibits 2.1, 99.1 and 99.2 to Adams Golf’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2012 and are incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer

(a) – (b) Neither TaylorMade nor Merger Sub directly own any outstanding shares of Adams Golf Common Stock. However, as described in Item 4 (a)-(b) of this Statement, as a result of the Voting Agreements, TaylorMade has the power to vote the Voting Agreement Shares with respect to certain matters relating to the Merger as set forth in the Voting Agreements (see Item 4 of this Statement for details). TaylorMade may be deemed to have the voting power of 2,718,938 shares of Adams Golf Common Stock. Pursuant to the Voting Agreements, and subject to limited exceptions set forth in the Voting Agreements, the Adams Golf stockholders counterparty to such Voting Agreements shall not cause or permit any transfer of any of the Voting Agreement Shares; provided, however, that, prior to the termination or expiration of the Voting Agreements, the Adams Golf stockholders counterparty to such Voting Agreements may transfer any Voting Agreement Shares (i) to any member of such stockholder’s immediate family, or to a trust for the benefit of such stockholder or any member of such stockholder’s immediate family, (ii) upon the death of such stockholder, (iii) in connection with or for the purpose of personal tax-planning, or (iv) to a charitable organization qualified under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, provided that such transferee agrees to be bound by the terms and provisions of the Voting Agreement. Pursuant to the Voting Agreements, and subject to limited exceptions set forth in the Voting Agreements, the Adams Golf stockholders counterparty to such Voting Agreements shall ensure that: (i) none of the Voting Agreement Shares are deposited into a voting trust and (ii) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Voting Agreement Shares.

To TaylorMade’s knowledge, no shares of Adams Golf Common Stock are beneficially owned by any of the persons named in Schedule I to this Statement, except for such beneficial ownership, if any, arising solely from the Voting Agreements and the related Irrevocable Proxy.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by TaylorMade that it is the beneficial owner of any of the Adams Golf Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Neither TaylorMade nor, to the knowledge of TaylorMade, any director or executive officer of TaylorMade named in Schedule I to this Statement, has effected any transaction in shares of Adams Golf Common Stock during the past 60 days, except as disclosed herein.

(d) – (e) Not applicable.

The description contained in this Item 5 of the transactions contemplated by the Merger Agreement and the Voting Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the forms of the Voting Agreements, copies of which are filed as Exhibits 2.1, 99.1 and 99.2 to Adams Golf’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2012 and are incorporated herein by reference.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the knowledge of TaylorMade there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement and between such persons and any person with respect to any securities of Adams Golf other than the following:

(a) The Merger Agreement, under which, among other things, Merger Sub will merge with and into Adams Golf, as a result of which Adams Golf will become a wholly owned subsidiary of TaylorMade. The information contained in Items 3 and 4 of this Statement is incorporated herein by reference.

(b) The Voting Agreements. The information contained in Items 3, 4 and 5 of this Statement is incorporated herein by reference.

The description contained in this Item 6 of the transactions contemplated by the Merger Agreement and the Voting Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Agreements, copies or forms of which are filed as Exhibits 2.1, 99.1 and 99.2 to Adams Golf’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2012 and are incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit
2.1

Agreement and Plan of Merger, dated as of March 18, 2012, among Taylor Made Golf Company, Inc., Apple Tree Acquisition Corp. and Adams Golf, Inc., incorporated by reference to Exhibit 2.1 to Adams Golf’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2012.

2.2	Form of Gregory Voting Agreement, incorporated by reference to Exhibit 99.1 to Adams Golf’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2012.
2.3	Form of Voting Agreement, incorporated by reference to Exhibit 99.2 to Adams Golf’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2012	TAYLOR MADE GOLF COMPANY, INC.

	By:	/s/ William S. Reimus
William S. Reimus
Senior Vice President and General Counsel

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF TAYLOR MADE GOLF COMPANY, INC.

The name, business address and present principal occupation or employment of each of the directors and executive officers of TaylorMade are set forth on this Schedule I. The address of TaylorMade is: 5545 Fermi Court, Carlsbad, California 92008. Where applicable, the business address listed for each individual not principally employed by TaylorMade is the address of the corporation or other organization that principally employs that individual as listed below. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Principal Occupation or Employment
Herbert Hainer	Mr. Hainer is a director of TaylorMade. Mr. Hainer is the Chief Executive Officer of adidas AG and is a member of the adidas Group Executive Board. Mr. Hainer is a German citizen.

Erich Stamminger

Mr. Stamminger is a director of TaylorMade. Mr. Stamminger is responsible for Global Brands for the adidas Group and is a member of the adidas Group Executive Board. Mr. Stamminger is a German citizen.

Mark King	Mr. King is a director of TaylorMade. Mr. King is the Chief Executive Officer and President of TaylorMade.

Melissa Claassen	Ms. Claassen is the Chief Financial Officer of TaylorMade.

William Reimus	Mr. Reimus is Senior Vice President and General Counsel, and Secretary of TaylorMade.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1

Agreement and Plan of Merger, dated as of March 18, 2012, among Taylor Made Golf Company, Inc., Apple Tree Acquisition Corp. and Adams Golf, Inc., incorporated by reference to Exhibit 2.1 to Adams Golf’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2012.

2.2	Form of Gregory Voting Agreement, incorporated by reference to Exhibit 99.1 to Adams Golf’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2012.
2.3	Form of Voting Agreement, incorporated by reference to Exhibit 99.2 to Adams Golf’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2012.